SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                 COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
                      Tax ID (CNPJ/MF): 02.808.708/0001-07
                             NIRE No. 35.300.157.770
                               Public-held Company

                MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
                            HELD ON FEBRUARY 6, 2003

The members of the Board of  Directors,  in a meeting held at 10:00 a.m., in the
Company  headquarters,  located at Rua Renato Paes de Barros,  1017,  3rd floor, rooms 31 and 32 and 4th  floor,  rooms 41 and 42,  in the City and  State of São
Paulo,  deliberated the following: (1) Approve the distribution of complementary dividends  according  to the ratio of R$8.43  per  thousand  common  shares  and
R$9.2730 per thousand  preferred shares,  based on the retained earnings account on the  extraordinary  balance  sheet  dated  August  31,  2002,  which  will be considered as anticipation of the mandatory minimum dividends of the fiscal year
2002, in accordance with article 39, §4°, of the Company's Bylaws; (2) Begin the mentioned  payments on February 28, 2003, based on the shareholders  position as of February 21, 2003, date on which the respective accounting credit will occur.
As there were no other  issues to be  discussed  in the agenda,  the meeting was closed and the present  minutes drawn up, read and approved,  and then signed by the members in attendance.  VICTORIO CARLOS DE MARCHI,  MARCEL HERRMANN  TELLES,
CARLOS  ALBERTO DA VEIGA  SICUPIRA,  JORGE PAULO  LEMANN,  JOSÉ  HEITOR  ATTILIO
GRACIOSO,  ROBERTO HERBSTER GUSMÃO, JOSÉ DE MAIO PEREIRA DA SILVA. We do certify this to be a true  and  accurate  copy of the  Minutes  drawn  up in the Book of
Meetings of the Board of Directors.

                          São Paulo, February 6, 2003.

                     COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

                             Marcel Herrmann Telles
                      Co-Chairman of the Board of Directors

(Free translation of original in Portuguese)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

         Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.